Exhibit 99.3

FORM OF LETTER TO BROKERS AND OTHER NOMINEES

TETON ADVISORS, INC.

SHARES OF CLASS A COMMON STOCK ISSUABLE UPON EXERCISE OF

TRANSFERABLE SUBSCRIPTION RIGHTS TO SUBSCRIBE FOR SUCH SHARES

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK, NEW YORK TIME,
ON SEPTEMBER 21, 2022, SUBJECT TO EXTENSION.

[   ], 2022

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Teton Advisors, Inc., a Delaware corporation (the “Company”), to subscribe for and purchase shares of the Company’s Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), pursuant to transferable subscription rights (the “Rights”) distributed to all holders of record of shares of Class A Common Stock and/or the Company’s Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), at 5:00 p.m., New York, New York time, on June 3, 2022 (the “Record Date”). The Rights and Class A Common Stock are described in the accompanying offering circular, dated [________], 2022 (as the same may be amended, the “Offering Circular”). In the Rights Offering, the Company is offering an aggregate of 440,162 shares of Class A Common Stock, as described in the Offering Circular.

The Rights will expire, if not exercised prior to 5:00 p.m., New York, New York time, on September 21, 2022 (such time, the “Expiration Date”), subject to extension or earlier termination in the Company’s sole discretion; provided, however, that we may not extend the Expiration Date by more than 45 calendar days past the original Expiration Date. The Company will not be obligated to honor any purported exercise of Rights received by American Stock Transfer & Trust Company, LLC, the subscription agent for the Rights Offering (the “Subscription Agent”), after 5:00 p.m., New York, New York time, on the Expiration Date.

As described in the Offering Circular, each beneficial owner of shares of Class A Common Stock registered in the name of such beneficial owner or the name of a nominee is entitled to (i) three (3) Rights for each share of Class A Common Stock and (ii) three (3) Rights for each share of Class B Common Stock, that such holder owned on the Record Date. Nine (9) Rights allows the holder thereof to subscribe for one (1) share of Class A Common Stock (the “Basic Subscription Right”) at the Subscription Price of $15.50 per whole share (the “Subscription Price”). For example, if a Rights holder owned 300 shares of Class A Common Stock as of 5:00 p.m., New York, New York time on the Record Date, it would receive 900 Rights and would have the right to purchase 100 shares of Class A Common Stock for $15.50 per share with its Basic Subscription Right. If a Rights holder owned 300 shares of Class A Common Stock and 300 shares of Class B Common Stock as of 5:00 p.m., New York, New York time on the Record Date, it would receive 1,800 Rights, and would have the right to purchase 200 shares of Class A Common Stock for $15.50 per share with its Basic Subscription Right. The Company will not issue fractional shares of Class A Common Stock in the Rights Offering. If the number of Rights exercised by the holder thereof would otherwise permit such holder to purchase a fraction of a share, the number of shares of Class A Common Stock that such holder may purchase will be rounded down to the nearest whole share.

If a Rights holder as of the Record Date (a “Record Date Shareholder”) fully exercises its Basic Subscription Right (other than those rights to acquire less than one whole share of Class A Common Stock, which cannot be exercised), such holder may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase additional shares of Class A Common Stock that remain unsubscribed at the expiration of the Rights Offering, subject to availability and allocation among persons exercising their Over-Subscription Privilege. The Over-Subscription Privilege will only be available to Record Date Shareholders who fully exercise all Rights initially issued to them. Rights that are sold will not confer any right to acquire any Class A Common Stock in any Over-Subscription Privilege offered.

If Record Date Shareholders exercise their Over-Subscription Privilege for more shares than are available to be purchased pursuant to the Over-Subscription Privilege, the unsubscribed shares of Class A Common Stock to be issued pursuant to the exercise of the Over-Subscription Privilege (the “Excess Shares”) will be allocated pro rata among those over-subscribing Record Date Shareholders based on the number of Rights originally issued to them by the Company, subject to the Company’s right to reject in whole or in part any over-subscription request. If there is a pro rata allocation of the Excess Shares and a Record Date Shareholder would otherwise receive an allocation of a greater number of shares than such Record Date Shareholder subscribed for under his or her Over-Subscription Privilege, then, subject to the Company’s acceptance of their over-subscription request, such Record Date Shareholder will be allocated only the number of shares for which such Record Date Shareholder over-subscribed. The Excess Shares will be allocated among all other Record Date Shareholders exercising their Over-Subscription Privilege, again subject to the Company’s right to reject in whole or in part any over-subscription request. If a Record Date Shareholder is not allocated the full amount of shares for which they over-subscribed, such Record Date Shareholder will receive a refund of the Subscription Price, without interest or penalty, delivered for those shares that are not allocated to them. The Subscription Agent will mail such refunds as soon as practicable after the completion of the offering.

Each Rights holder will be required to submit payment in full for all the shares it wishes to buy with its Basic Subscription Right and its Over-Subscription Privilege, if applicable. Because the Company will not know the total number of Excess Shares prior to the Expiration Date, if a Record Date Shareholder wishes to maximize the number of shares it may purchase pursuant to its Over-Subscription Privilege, such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Class A Common Stock available to the such holder, assuming that no holders other than such holder purchases any shares of Class A Common Stock pursuant to the Basic Subscription Right or Oversubscription Privilege.

The Company can provide no assurances that each Record Date Shareholder will actually be entitled to purchase the number of shares of Class A Common Stock issuable upon the exercise of its Over-Subscription Privilege in full, or at all, at the expiration of the Rights Offering. The Company will not be able to satisfy a Record Date Shareholder’s exercise of the Over-Subscription Privilege if the Rights Offering is subscribed in full, and the Company will only honor an Over-Subscription Privilege to the extent sufficient shares of Class A Common Stock are available following the exercise of the Basic Subscription Rights, subject to the allocation procedures described above.

Rights will be evidenced by a transferable subscription rights certificate (the “Subscription Rights Certificate”) registered in the Rights holder’s name or its nominee and will cease to have any value following the Expiration Date.

The Company is asking persons who hold shares of Class A Common Stock or Class B Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, custodian bank, or other nominee, as well as persons who hold certificates of Class A Common Stock or Class B Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, the Company is asking beneficial owners who wish to obtain a separate Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Subscription Rights Certificate be issued.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Subscription Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

The Rights are transferable until the Expiration Date and, therefore, may be transferred at any point during the offering period. We intend to apply to have such Rights listed for trading on the OTC Pink with a ISIN of US88165Y1192 and a CUSIP number of 88165Y119, under the symbol “TETAAR”. We anticipate that the Rights will be listed upon receipt of FINRA approvals, with trading contingent on such approvals. If the FINRA approvals are granted and trading in the Rights on the OTC Pink commences, trading may be conducted until the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date). However, we cannot give any assurance that the requisite FINRA approvals will be granted, that a market for the Rights will develop or, if a market does develop, of the prices at which the Rights will trade or whether such market will be sustainable throughout the period when the Rights are transferable. If trading of the Rights on the OTC Pink does not occur during the subscription period, Rights holders may still effectuate off-market transfers of their Rights until the Expiration Date.

Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale on the OTC Pink. Assuming the Rights are listed for trading on the OTC Pink, if the Subscription Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the OTC Pink. Any Rights submitted to the Subscription Agent for sale on the OTC Pink must be received by the Subscription Agent prior to 5:00 PM, New York, New York time on the fifth business day prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, New York, New York time, on the fifth business day prior to the extended Expiration Date).

Enclosed are copies of the following documents:

1.	Offering Circular;

2.	Instructions for Use of Teton Advisors, Inc. Subscription Rights Certificate;

3.	Form of letter which may be sent to your clients for whose accounts you hold shares of Class A Common Stock or Class B Common Stock registered in your name or the name of your nominee (including a Beneficial Owner Election Form), with an attached form of instruction (including a Notice of Guaranteed Delivery for Subscription Rights Certificates);

4.	Nominee Holder Certification; and

5.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Nominee Holder Certification (or Notice of Guaranteed Delivery, if applicable), with payment of the Subscription Price in full for each share of Class A Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Offering Circular. The Subscription Agent must receive the Nominee Holder Certification (or Notice of Guaranteed Delivery, if applicable) with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date. A Rights holder cannot revoke, change or cancel the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the Information Agent. The Information Agent may be contacted by email at tetonadvisors@dfking.com or by telephone at (888) 564-8149. Banks and brokerage firms also may contact the Information Agent at (212) 269-5550. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Teton Advisors, Inc.

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